Exhibit 99.1

Captivision Teams Up with Activision’s Call of Duty®: Mobile for Framework in the Desert Afterparty

Miami, FL and Seoul, South Korea, April 24, 2024 – Captivision Inc. (NASDAQ: CAPT), a pioneer and manufacturer of architectural media glass, today announced its collaboration with Activision’s Call of Duty: Mobile and Framework for the recent installation at the Framework in the Desert afterparty in Coachella Valley. Through this collaboration, Captivision delivered a unique media glass installation over the course of the festival.

The collaboration marked the inception of a new area of strategic focus for Captivision dedicated to pushing boundaries and redefining the live entertainment experience. At Framework in the Desert, multiple freight container structures were unveiled that featured Captivision’s state-of-the-art media glass. This innovative installation served as the canvas for an inspiring display of imagery and content for all in attendance. The media presentation included assets from Activision’s Call of Duty: Mobile and Framework, in addition to artwork and animations that enhanced the musical ambiance throughout the weekend.

"We were thrilled to partner with Activision and Framework,” said Gary Garrabrant, Chairman and CEO of Captivision. “Framework in the Desert brought together the best in entertainment and technology, offering a glimpse into the future of immersive experiences.”

The event, held in the heart of Coachella Valley, showcased cutting-edge technology and top electronic music artists. Activision presented the Season 4: Fool’s Gold announcement trailer from Call of Duty: Mobile. Attendees were immersed in the adrenaline-pumping action, experiencing firsthand the excitement and intensity of one of gaming's most iconic properties.

About Captivision

Captivision is a pioneering exclusive manufacturer of media glass combining IT building material and architectural glass. The product has a boundless array of applications including entertainment media, information media, cultural and artistic content as well as marketing use cases. Captivision can transform any glass façade into a transparent media screen with real time live stream capability.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties and airports. Learn more at http://www.captivision.com/.

About Framework

Framework was founded in 2013 with the goal of becoming the leading purveyor of unique event experiences in Los Angeles. Since their conception, Framework has hosted upwards of 200 artists and 1.1 million guests across 35 venues internationally, including portfolio featuring the Yuma Tent at Coachella, Sound Nightclub, Nylon House, the unprecedented shutdown of Hollywood Boulevard with Fisher x Chris Lake and more. Framework has since become the principal consultant, talent buyer, and event producer for businesses and brands looking to present nightlife experiences to their markets.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for the Captivision Inc. (the “Company”) respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believe that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”,

“predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for Captivision’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of Captivision to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of Captivision to execute its international expansion strategy; (7) the ability of Captivision to protect its intellectual property rights; (8) the profitability of Captivision’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods and services used by Captivision to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate and large format wallscape modified regulatory restrictions or building codes; (11) the ability of Captivision’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company and Captivision; (13) the emergence of new technologies and the response of our customer base to those technologies; (14) the ability of the Company and Captivision to retain or recruit, or to effect changes required in, their respective officers, key employees or directors; (15) the ability of the Company and Captivision to comply with laws and regulations applicable to its business; and other risks and uncertainties set forth under the section of the prospectus included in the Registration Statement Form F-1 (File No. 333-276243) entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Captivision Media Contact:
Dukas Linden Public Relations

T: +1 212-704-7385
captivision@dlpr.com

Captivision Investor Contact:

Gateway Group

Cody Slach or Jackie Keshner

T: +1 949-574-3860

CAPT@gateway-grp.com

© 2024 Activision Publishing, Inc. ACTIVISION, CALL OF DUTY, and the stylized letter M are trademarks of Activision Publishing, Inc. All other trademarks and trade names are the property of their respective owners.

Call of Duty: Mobile - Season 4: Fool’s Gold

Framework in the Desert Afterparty

Captivision Media Display at Framework in the Desert